EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratio amounts)

	Three Months Ended March 31,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Income (loss) from continuing operations before tax	237.5	171.2	696.8	405.5	(94.2)	439.6	264.7
Share of undistributed (losses) income from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	(0.1)	—	0.5	(0.2)	0.9	(1.4)	1.3
Amortization of capitalized interest	0.5	0.5	2.0	2.0	1.9	1.8	1.4
Interest expense	8.6	9.8	36.8	38.2	41.9	44.4	42.3
Interest portion of rental expense	2.1	1.8	7.2	8.0	8.5	8.7	7.5

Earnings (loss)	248.6	183.3	743.3	453.5	(41.0)	493.1	317.2

Interest	9.2	9.9	38.0	38.9	43.7	47.4	48.0
Interest portion of rental expense	2.1	1.8	7.2	8.0	8.5	8.7	7.5

Fixed Charges	11.3	11.7	45.2	46.9	52.2	56.1	55.5

Ratio of Earnings to Fixed Charges	22.0	15.67	16.44	9.67	(0.79)	8.79	5.72